Datasea, Inc.

20th Floor, Tower B, Guorui Plaza,1 Ronghua South Road

Technological Development Zone

Beijing, People’s Republic of China 100176

June 23, 2020

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Attn: Kathleen Krebs, Special Counsel

Re:	Request for Acceleration

Datasea, Inc. - Registration Statement on Form S-3

Filed June 15, 2020

File No. 333-239183

Dear Ms. Krebs,

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Datasea, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-239183) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30P.M., Washington, D.C. time, on June 25, 2020 or as soon thereafter as practicable.

Very truly yours,

Datasea, Inc.

/s/ Zhixin Liu
Name: Zhixin Liu
Title: President and Chief Executive Officer